November 20, 1995



To All Employees:

We announced today that the Board of Directors rejected the Wells Fargo revised acquisition proposal and reaffirmed its decision to merge with First Bank System.

The Board's conclusion, after a thoughtful and comprehensive review, was that the First Bank System merger offered significant near- and long-term benefits for First Interstate shareholders based on greater opportunities for business expansion, revenue growth, a lower risk profile and a highly complementary operational and strategic fit.

We firmly believe that this decision is not only in the best interests of our shareholders, but also presented the best alternative for you, our customers, and our communities. Having said that, I will quickly add that this decision will not be without hardship. The First Bank System business case is based on cost cuts of $500 million and an elimination of approximately 6,000 FTE across the new 21-state territory. While it is too early to identify more specifically the jobs that will be affected, it is anticipated that these cuts will come from both organizations and is intended to avoid being unduly harsh to any one community.

Human Resources is currently working on the severance program, and details will be forthcoming shortly. I commit to you that we will strive to be as fair and generous as possible and to provide as much transition assistance as we can to those of you who will be impacted.

At this time, it is our belief that the deal will close within six months, once we have received regulatory approval from the Federal Reserve and shareholder approval.

Adding an element of complication, however, is the fact that Wells Fargo has stated its intentions to try to derail this process in an attempt to win the battle to acquire us. While the technicalities are complex, the bottom line is that Wells will be trying to get our shareholders to support its deal through a proxy fight and they may try to unseat our board through a consent solicitation. In addition, Wells has filed a lawsuit attempting to invalidate certain elements of our First Bank merger agreement and to require us to eliminate the shareholders rights plan or poison pill, which is a common takeover defense mechanism.

No doubt, Wells' on-going actions will be distracting for us and for our customers. They are intended to be just that--a distraction. I would hope, however, that we will not be diverted, and that we will remain focused, as always, on our customers and on our day-to-day tasks.

As things unfold over the course of the next several months, I will communicate with you as fully, frequently and quickly as I possibly can. I recognize that in times of uncertainty your "need to know" is heightened, and I want you to hear the "news" first from me. That may not always be possible, but that is what I will strive for.

This is a team that have always responded with an A+ effort. I am sincerely grateful to all of you for everything that you have done and are doing for this company. Thank you.

                                /s/  Bill Siart
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                                     William E. B. Siart